Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57430-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 6, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2
Filed June 8, 2006
SEC File No. 333-134852

We write further to the Company’s response to Staff’s letter of July 5, 2006 (the “Comment Letter”) signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s registration statement filed on Form SB-2 as captioned-above (the “Form SB-2”) .

On behalf of the Company, we have filed with the Commission via the EDGAR system an Amendment No. 1 (the “Form SB-2/A1”) to the Form SB-2 filed with the Commission on June 8, 2006. We enclose with this letter two copies of the Form SB-2/A1, together with our letter dated October 6, 2006, providing item-by-item responses as provided by the Company in response to the comments made in the Comment Letter; and two black-lined copies of the Form SB-2/A1, showing changes made to the Form SB-2 in response to Staff’s comments.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/jl / Encls.

cc:	Ms. Christine Davis / Mr. Brad Skinner, Branch Chief
cc:	PlayBOX (US) Inc. Attention: Mr. Robert Burden, CEO